

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2023

Paul Delva
Sr. V.P., General Counsel and Secretary
Navitas Semiconductor Corp
3520 Challenger Street
Torrance, California 90503-1640

      Re: Navitas Semiconductor Corp
          Registration Statement on Form S-3
          Filed February 14, 2023
          File No. 333-269752

Dear Paul Delva:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Manufacturing